Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended	Years Ended
	March 31,	December 31,
	2012	2011	2010	2009	2008	2007
	(Dollar Amounts In Thousands)
EARNINGS
Earnings from continuing operations before income taxes, amortization of capitalized interest, and income from equity investees	$(31,758)	$187,395	$299,432	$(1,260,390)	$(1,683,136)	$169,067
Add fixed charges (excluding portion capitalized)	34,113	157,342	155,282	168,965	127,947	114,722

Earnings available for fixed charges	$2,355	$344,737	$454,714	$(1,091,425)	$(1,555,189)	$283,789

FIXED CHARGES
Interest cost and amortization of debt costs, discounts, and premiums	$35,621	$164,573	$161,531	$175,662	$143,534	$127,063
Portion of rental cost equivalent to interest	1,876	8,436	8,974	9,705	10,041	4,773

Total fixed charges	$37,497	$173,009	$170,505	$185,367	$153,575	$131,836

Ratio of earnings to fixed charges	(a)	2.0	2.7	(a)	(a)	2.2

(a)	The ratios indicate a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges (i) for the three months ended March 31, 2012 by $35.1 million, (ii) for the year ended December 31, 2009 by $1.3 billion, and (iii) for the year ended December 31, 2008 by $1.7 billion.